CONSENT OF AUTHOR

TO:	Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:	Toronto Stock Exchange
NYSE Amex, LLC

RE:	Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) titled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” (February 29, 2012) which the undersigned has prepared for Ur-Energy. The undersigned hereby consents to the public filing of the Technical Report with the regulatory authorities referred to above.

I also consent to the written disclosure of my name and reference to the Technical Report in the public filing of a news release titled “Ur-Energy Upgrades Lost Creek Property Mineral Resource Estimate” and its filing with the appropriate regulatory authorities, above.

I certify that I have reviewed the news release being filed and released, and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 1st day of March, 2012.

Signed and Sealed

/s/ Catherine L. Bull, Project Engineer

__________________ __________________

Catherine L. Bull, Wyoming PE 12081

Ur-Energy Inc.